

Mail Stop 3720

August 24, 2006

Via U.S. Mail and Fax (623-445-9501)
Ms. Kimberly J. McWaters
President and Chief Executive Officer
Universal Technical Institute, Inc.
20410 North 19th Avenue, Suite 200
Phoenix, AZ 85027

> **RE: Universal Technical Institute, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2005**
> **Filed December 14, 2005**
>
> **Form 10-Q for the quarter ended March 31, 2006**
> **File No. 1-31923**

Dear Ms. McWaters:

We have reviewed your supplemental response letter dated August 11, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 25, 2006, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K filed December 14, 2006

Statements of Cash Flows, page F-8

1. Please refer to your response to comment 2. We note that you believe that the pledge of collateral represents the utilization of operating resources in order to ensure the continuation of your primary revenue source for your operations. While we understand that the requirement for the letter of credit with the Department of Education (ED) may impact your operations, the various choices that you have for satisfying that ED requirement (i.e. using your line of credit, restricted cash or restricted investments) and the manner in which you satisfied the requirement appears to be more related to financing activities than directly related to your revenue stream. Therefore, it appears as though you should revise your Statements of Cash Flows to reclassify the restricted cash and restricted investment transactions to financing activities. Please revise or advise in detail.

*   *   *   *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director